UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ADMA Biologics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 per Share
Non-Voting Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

000899104

(CUSIP Number)

Biotest Pharmaceuticals Corporation

901 Yamato Road

Suite 101

Boca Raton, FL 33431

(561) 989-5762

with a copy to:

Gerald L. Baxter, Esq.

Greenberg Traurig, LLP

Suite 2500

3333 Piedmont Road NE

Atlanta, GA 30305

(678) 553-2430

  (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0008899104

1.	Names of Reporting Person. Biotest Pharmaceuticals Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable
6.	Citizenship or Place of Organization: Delaware

 Number of Shares Beneficially Owned by Each Reporting Person with

7.	Sole Voting Power: 10,109,534
8.	Shared Voting Power: 0

9.	Sole Dispositive Power: 10,109,534
10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,109,534

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 27.53%

14.	Type of Reporting Person (See Instructions): CO WC

Item 1. Security and Issuer.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D/A filed with Securities and Exchange Commission (the “SEC”) by each of the undersigned Reporting Persons on November 20, 2017. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D/A. The principal executive offices of ADMA Biologics, Inc. (the “Issuer”) are located at 465 State Route 17, Ramsey, New Jersey.

Item 3. Source and Amount of Funds or Other Consideration.

On January 21, 2017, the Issuer and its wholly-owned subsidiary (the “Buyer”) entered into a definitive Master Purchase and Sale Agreement (the “Purchase Agreement”) with BPC, and for certain limited purposes set forth in the Purchase Agreement, Biotest AG (“Biotest”), pursuant to which Buyer agreed to acquire certain assets and assume certain liabilities constituting the therapy business of Biotest Pharmaceuticals Corporation (“BPC”). On June 6, 2017, following the satisfaction of all conditions to closing, including the approval of the stockholders of the Issuer, the transactions (the “Transaction”) contemplated by the Purchase Agreement were consummated.

The Transaction included the issuance to BPC, as part of the consideration for the Transaction, of an aggregate equity interest in the Issuer equal to fifty (50%), less one (1) share, of the issued and outstanding Issuer capital stock consisting of (a) 4,295,580 shares of the Issuer’s common stock, $0.0001 par value per share (the “Common Stock”), representing, at the time of the Transaction, twenty-five percent (25%) of the issued and outstanding Common Stock of the Issuer, which Common Stock is registered under the Securities Exchange Act of 1934, as amended, and (b) 8,591,160 shares of the Issuer’s non-voting common stock, $0.0001 par value per share (the “Non-Voting Common Stock”), which is convertible into Common Stock upon the occurrence of certain specified events which have not occurred as of the date of filing of this Schedule 13D/A.

On November 9, 2017, BPC purchased 5,813,954 shares of Common Stock of the Issuer in the Issuer’s public offering. Such shares of Common Stock were purchased for aggregate consideration of $12,500,001.10. The source of the funds to purchase 5,813,954 shares of Common Stock was working capital of the Reporting Person.

On May 14, 2018, the Issuer and its two wholly-owned subsidiaries, ADMA BioManufacturing, LLC, a Delaware limited liability company (“ADMA BioManufacturing”), and ADMA Bio Centers Georgia Inc., a Delaware corporation (“ADMA BioCenters”), entered into a Share Transfer, Amendment and Release Agreement with BPC, Biotest, Biotest US Corporation and The Biotest Divestiture Trust (the “Biotest Trust”) (the “Biotest Transfer Agreement”). Pursuant to the Biotest Transfer Agreement, BPC transferred to the Issuer, for no cash consideration, 8,591,160 shares of the Non-Voting Common Stock previously issued to BPC at an aggregate valuation of approximately $31.4 million, or $3.66 per share, in connection with the Transaction and representing 100% of the Issuer’s issued and outstanding Non-Voting Common Stock (the “NV Biotest Shares”). Immediately upon transfer of the NV Biotest Shares to the Issuer, the shares were retired and are no longer available for issuance. The retired NV Biotest Shares comprised approximately 19% of the Issuer’s total outstanding common stock as of May 14, 2018.

Item 4. Purpose of Transaction.

The purpose of the Transaction was for the Reporting Person to acquire a substantial voting and equity interest in the Issuer in exchange for the assets described herein and to enter into certain other agreements between the parties.

The purpose of the purchase of 5,813,954 shares of Common Stock in the Issuer’s public offering was to satisfy the Reporting Person’s contractual obligation with the Issuer, as described in the Purchase Agreement.

The purpose of the transfer by BPC of 8,591,160 shares of the Non-Voting Common Stock was to provide consideration to the Issuer for (i) granting to Biotest and BPC and their successors and assigns a release from all potential past, present and future indemnity claims arising under the Purchase Agreement; and (ii) relinquishing its rights pursuant to that certain Purchase Agreement, dated as of June 6, 2017, by and among the Issuer, ADMA BioCenters and BPC, to repurchase its two U.S. Food and Drug Administration approved plasma collection centers.

Item 5. Interest in Securities of the Issuer.

(a) The aggregate percentage of shares of Common Stock reported owned by the Reporting Person named herein is based upon a total of 36,726,084 shares of Common Stock outstanding as of May 14, 2018.

(b) BPC has the sole power to vote and dispose of the shares of Common Stock directly beneficially owned by it.

(c) Except as set forth herein and elsewhere in this Schedule 13D, there have been no other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned Reporting Person certifies that the information set forth in this statement is true, complete and correct.

DATE:   May 21, 2018

Biotest Pharmaceuticals Corporation, a Delaware corporation

By:	/s/ Ileana Carlisle
Name:	Ileana Carlisle
Title:	Chief Executive Officer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)